Exhibit 99.1

Company announcement – No. 36 / 2020

Zealand Pharma completes registration of capital increase

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA, EXCEPT AS PERMITTED BY APPLICABLE LAW.

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND THE SECURITIES REFERRED TO HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT; ANY PUBLIC OFFERING OF SUCH SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER, WHICH WOULD CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

•	Zealand has today completed and registered a capital increase of 2,684,461 new shares

Copenhagen, June 22, 2020 – Further to the company announcements no. 34 and 35 /2020, Zealand Pharma A/S ("Zealand") announces that it has today, as part of completion of a directed issue and private placement (the "Offering"), registered with the Danish Business Authority, the capital increase of DKK 2,684,461, divided into 2,684,461 ordinary shares (the "New Shares"), corresponding to 7.25% of the registered share capital prior to the capital increase and 6.76% of the total registered share capital following the capital increase.

Following the registration of the New Shares with the Danish Business Authority, Zealand's share capital amounts to DKK 39,734,151 divided into 39,734,151 shares with a nominal value of DKK 1 each.

The New Shares rank pari passu with Zealand's existing shares and carry the same dividend and other rights. Each New Share carries one vote at Zealand's general meetings. Zealand only has one class of shares.

The New Shares have been issued today under a temporary ISIN code and are expected to be admitted to trading on Nasdaq Copenhagen on June 23, 2020 in Zealand's permanent ISIN code DK0060257814.

The amendments to Zealand's articles of association required by the capital increase have been registered today with the Danish Business Authority.

Managers and legal counsels:

Goldman Sachs International, Jefferies International Limited and Danske Bank A/S (the "Joint Global Coordinators") are acting as joint global coordinators and joint bookrunners in the Offering, and Needham & Company and Nordea Danmark, Filial af Nordea Bank Abp, Finland are acting as co-managers in the Offering (the Joint Global Coordinators and the co-managers are jointly referred to as the "Managers"). Danske Bank A/S is acting as settlement agent for the Offering.

Plesner and Cooley LLP act as Danish and U.S. legal advisors respectively to the Company. Kromann Reumert and Latham & Watkins LLP act as Danish and U.S. legal advisors respectively to the Managers.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00

investors@zealandpharma.com

Emmanuel Dulac, President and Chief Executive Officer

EDulac@zealandpharma.com

Matt Dallas, Senior Vice President and Chief Financial Officer

MDallas@zealandpharma.com

About Zealand Pharma A/S

Zealand is a biotechnology company focused on the discovery, development, and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA).

Important information

This announcement is not a prospectus and investors should not purchase any securities referred to in this announcement on the basis of this announcement. The information contained in this announcement is for information and background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this announcement or on its completeness, accuracy or fairness. The information in this announcement is subject to change. No obligation is undertaken to update this announcement or correct any inaccuracies, and the distribution of this announcement shall not be deemed to be any form of commitment on the part of Zealand to proceed with any transaction or arrangement referred to herein. This announcement has not been approved by any competent regulatory authority.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any shares or any other securities nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, or act as an inducement to enter into, any contract or commitment whatsoever. The transactions described in this announcement and the distribution of this announcement and other information in connection with the transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions. In particular, no announcement or information regarding such transactions may be disseminated to the public in any jurisdiction where a prior registration or approval is required for such purpose. Any failure to comply with these or other applicable restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in the United States (including its territories and possessions, any state of the United States and the District of Columbia, the United States), Australia, Canada, Japan or South Africa, or in any other jurisdiction to whom or in which such offer or solicitation is unlawful ("Excluded Territories"). Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The securities referred to in this announcement have not been, and will not be, registered under the U.S. Securities Act or under the securities laws of any state of the United States or any other Excluded Territory. Accordingly, such securities may not be offered, sold, resold or delivered, directly or indirectly, in or into the United States absent registration except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act, and such securities may not be offered, sold, resold, taken up, exercised, renounced, transferred, delivered or distributed, directly or indirectly, in or into any other Excluded Territories or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration of such securities in, the relevant jurisdiction. There will be no public offer of securities in the United States or elsewhere. None of Zealand, the Managers or any of their respective subsidiary undertakings, affiliates or any of their respective directors, officers, employees, advisers, agents or any other person accepts any responsibility whatsoever if the foregoing restrictions are not complied with by any other person.

This announcement has been prepared on the basis that any offers of securities referred to herein in any Member State of the EEA or the United Kingdom will be made pursuant to an exemption under the Prospectus Regulation (EU) 2017/1129 on prospectuses (the "Prospectus Regulation") from the requirement to publish a prospectus for offers of such securities. The information set forth in this announcement is only being distributed to, and directed at, persons in Member States of the EEA or the United Kingdom who are qualified investors ("Qualified Investors") within the meaning of Article 2(1)(e) of the Prospectus Regulation.

This announcement is only being distributed to, and is only directed at, Qualified Investors in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this announcement relates is available in the United Kingdom only to relevant persons and will be engaged in only with relevant persons. This announcement must not be acted on or relied on by persons in the United Kingdom who are not relevant persons.

None of Zealand, the Managers or any of their respective subsidiary undertakings, affiliates or any of their respective directors, officers, employees, advisers, agents or any other person accepts any responsibility whatsoever for, or makes any representation or warranty, express or implied, as to the truth, accuracy, completeness or fairness of the information or opinions in this announcement (or whether any information has been omitted from the announcement) or any other information relating to Zealand or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith.

This announcement does not constitute an investment recommendation. The price and value of securities and any income from them can go down as well as up and you could lose your entire investment. Past performance is not a guide to future performance. Information in this announcement cannot be relied upon as a guide to future performance.

The Managers are acting for Zealand and for no one else in relation to the Offering, and will not be responsible to any other person for providing the protections afforded to their clients nor for providing advice in connection with the matters contained in this announcement. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Managers or by any of their affiliates or agents, as to or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

In connection with the Offering, each of the Managers and any of their respective affiliates or any person acting on its or their behalf, may take up a portion of the shares of the Company in the Offering in a principal position and in that capacity may retain, purchase or sell for its own account such shares and other securities of the Company or related investments and may offer or sell such shares, securities or other investments otherwise than in connection with the Offering. Accordingly, references in this announcement to New Shares being issued, offered or placed should be read as including any issue, offering or placement of such shares in the Company to the Managers or any of their respective affiliates or any person acting on its or their behalf acting in such capacity. In addition, any Manager or any of their respective affiliates or any person acting on its or their behalf may enter into financing arrangements (including swaps, warrants or contracts for difference) with investors in connection with which such Manager(s) or any of their respective affiliates or any person acting on its or their behalf may from time to time acquire, hold or dispose of such securities of the Company, including the New Shares. Furthermore, in the event that the Managers acquire New Shares in the Offering, they may co-ordinate disposals of such shares in accordance with applicable law and regulation. None of the Managers or any of their respective affiliates or any person acting on its or their behalf intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

Forward-Looking Statements

This announcement may contain forward-looking statements, including “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on the beliefs and assumptions and on information currently available to management of Zealand, including with respect to the closing of the Offering described herein. All statements other than statements of historical fact contained in this announcement are forward-looking statements, including statements regarding the anticipated final terms of the Investment. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Zealand's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the "Risk Factors" section of Zealand's Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 13, 2020 and subsequent reports that Zealand files with the SEC. Forward-looking statements represent Zealand's beliefs and assumptions only as of the date of this announcement. Although Zealand believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, Zealand assumes no obligation to publicly update any forward-looking statements for any reason after the date of this announcement to conform any of the forward-looking statements to actual results or to changes in its expectations.